The Advisors’ Inner Circle Fund III

One Freedom Valley Drive

Oaks, Pennsylvania 19456

October 25, 2021

FILED VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III (the “Trust”) (File Nos.: 333-192858 and 811-22920)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Trust respectfully requests that the U.S. Securities and Exchange Commission (the “SEC”) consent to the withdrawal of Post-Effective Amendment No. 283 to the Trust’s Registration Statement on Form N-1A filed with the SEC on March 12, 2021 (Accession No. 0001398344-21-006410), as well as Post-Effective Amendment No. 289, filed with the SEC on May 25, 2021 (0001398344-21-011964), Post-Effective Amendment No. 290, filed with the SEC on June 9, 2021 (Accession No. 0001398344-21-012910), Post-Effective Amendment No. 292, filed with the SEC on June 15, 2021 (Accession No. 0001398344-21-013108), Post-Effective Amendment No. 294, filed with the SEC on June 21, 2021 (Accession No. 0001398344-21-013226), Post-Effective Amendment No. 295, filed with the SEC on June 28, 2021 (Accession No. 0001398344-21-013462), Post-Effective Amendment No. 298, filed with the SEC on July 9, 2021 (Accession No. 0001398344-21-014237), Post-Effective Amendment No. 300, filed with the SEC on July 26, 2021 (Accession No. 0001398344-21-014813), Post-Effective Amendment No. 301, filed with the SEC on August 9, 2021 (Accession No. 0001398344-21-015758), Post-Effective Amendment No. 303, filed with the SEC on August 27, 2021 (Accession No. 0001398344-21-017830), and Post-Effective Amendment No. 305, filed with the SEC on September 24, 2021 (Accession No. 0001398344-21-019122) (together, the “Amendments”).

Post-Effective Amendment No. 283 was filed pursuant to Rule 485(a)(2) under the Securities Act for the purpose of introducing the Valkyrie Innovative Balance Sheet ETF (the “Fund”), a series of the Trust, and Post-Effective Amendment Nos. 289, 290, 292, 294, 295, 298, 300, 301, 303 and 305 were filed pursuant to Rule 485(b) under the Securities Act for the purpose of delaying the effectiveness of Post-Effective Amendment No. 283. The Trust is requesting the withdrawal of the Amendments because the Fund's investment adviser has determined not to launch the Fund.

Post-Effective Amendment No. 283 has not become effective and no securities were sold in connection with the offering. Accordingly, the Trust respectfully submits that the withdrawals would be consistent with the public interest and the protection of investors.

If you have any questions or require further information, please do not hesitate to contact the undersigned at (610) 676-7811.

Very truly yours,

THE ADVISORS’ INNER CIRCLE FUND III

By:	/s/ Alexander Smith

Alexander Smith

Vice President and Assistant Secretary